August 3, 2020

VIA EDGAR

J. Elizabeth Packebusch

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	dMY Technology Group, Inc. II

Registration Statement on Form S-1

Filed June 26, 2020

File No. 333-239508

Dear Ms. Packebusch:

On behalf of our client, dMY Technology Group, Inc. II, a Delaware corporation (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in its letter, dated July 23, 2020, relating to the Company’s Registration Statement on Form S-1 filed on June 26, 2020 (the “Form S-1”).

The Company has filed via EDGAR Amendment No. 1 to its Registration Statement on Form S-1 (the “Amendment No. 1”), which reflects the Company’s response to the comment received by the Staff and certain updated information.

We have set forth below the comment of the Staff in bold and the Company’s response thereto. All page references in the response set forth below refer to page numbers in Amendment No. 1.

Form S-1 filed June 26, 2020

Prospectus Summary

Overview, page 2

1.

We note the disclosure that you also intend to search for businesses at the forefront of “disruptive technologies that underpin the mobile app ecosystem.” Please revise to describe the “disruptive technologies” that you intend to focus on in connection with any initial business combination.

Response: The Company has revised the disclosure on pages 2, 3, 5, 79, 80 and 82 to address the Staff’s comment.

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Daniel Nussen at (213) 620-7796 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Joel Rubinstein

White & Case LLP

cc.	Niccolo de Masi, dMY Technology Group, Inc. II

Harry L. You, dMY Technology Group, Inc. II

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